Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET CANARY WHARF LONDON E14 5DS — (020) 7519-7000 Fax: (020) 7519-7070 www.skadden.com
AFFILIATE OFFICES
—
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
—
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA
July 6, 2007
Via EDGAR and Hand Delivery
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Brian Cascio, Accounting Branch Chief
RE: ASML Holding N.V. Form 20-F for the fiscal year ended December 31, 2006 (File No. 000-25566)
Dear Mr. Cascio:
     On behalf of ASML Holding N.V. (“ASML” or the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Peter T.F.M. Wennink, dated June 8, 2007, with respect to the above referenced filing of the Company and our letter to the Commission dated May 4, 2007, setting forth ASML’s responses to the comments contained in your letter to Mr. Peter T.F.M. Wennink, dated April 10, 2007.

Securities and Exchange Commission
July 6, 2007

     Set forth below are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.
Form 20-F for the year ended December 31, 2006
Item 5. Operating and Financial Review Prospects, page 23
A. Operating Results, page 23
Critical Accounting Policies Using Significant Estimates, page 23
Share-based compensation expenses, page 26

Comment 1:	We note in your response to prior comment one that implied volatility is based on multiple traded stock options with an average exercise price close to the exercise price of your share options. However, the response does not discuss how you considered that one of the factors listed in Question 4 of SAB Topic 14.D.1 states that to exclusively rely on implied volatility the traded options must have exercise prices that are both (a) near-the-money and (b) close to the exercise price of the employee share options. Please confirm to us that the traded options used to determine the implied volatility were both near the money and close to the exercise price of the employee share options.

Response:	ASML confirms to the Staff that the implied volatility it uses to value its employee stock options is based on traded options that have exercise prices that are both near-the-money and close to the exercise price of the employee stock options. Furthermore, as indicated in our prior response, ASML will enhance its disclosure in future filings to further clarify the foregoing.

Consolidated Financial Statements
Note 13. Employee Benefits, page F-24
Stock Option Extension Plans and Financing, page F-27

Comment 2:	We reference prior comment three. Regarding the accounting for the A Options issued prior to 2001, we reference paragraph 49 of EITF 00-23 which states that if the amount of taxes to be reimbursed is fixed and the award otherwise qualifies as a fixed award, the award should be accounted for as a fixed award from the date of grant. Tell us how you concluded that the amount to be reimbursed to the company under the loan agreement is fixed since it is based on the fair value of the stock options at the date of exercise, If the cash payment that is contingent upon exercise of an option is not fixed, tell us why the stock options should not have been accounted for under variable accounting.

Response:	As discussed in our prior response, in accordance with the Dutch wage tax law prior to 2001, the grant of stock options to employees was a taxable event at the grant date of the stock options and not at the exercise date. At the grant date of the A Options, ASML was required to withhold the wage tax on the taxable fair value of the A Options as determined by the Dutch tax authorities. This amount of wage tax is fixed at the date of grant of the A Options and is not subject to subsequent adjustments. As the A Options otherwise qualify as a fixed award, the Company believes the A Options qualify for fixed plan accounting. In reaching its accounting conclusions, ASML analogized to the fact pattern described in paragraph 49 of EITF 00-23.

Securities and Exchange Commission
July 6, 2007

Comment 3:	Regarding the B Options issued during 2006, please tell us why you should not record the options as liabilities under SFAS 123-R. Clarify how you considered that all risk and rewards are assumed by the employee since the loan is mandatorily repayable when your share price reaches a level sufficient for the loan and related wage tax to be repaid from the proceeds with a gain of EUR 1 per stock option remaining for the employee.

Response:	In response to the Staff’s comment, ASML wishes to clarify the operative provisions of the B Options. The B Options may only be exercised if the A Options expire unexercised. In this event, the B Options can be exercised at any time at the option of the employee holding the B Options, and are mandatorily exercisable if ASML’s share price reaches a level such that upon exercise of the option and sale of the underlying share, the employee will receive an amount sufficient to repay the fixed amount of the loan plus a EUR 1 per option gain (“Mandatory Exercise Level”).

Upon an optional or mandatory exercise of the B Options, ASML’s only obligation is to issue the shares underlying the B Options so exercised; ASML does not make any payment to employees. The terms of the B Options permit employees to effect a broker-assisted cashless exercise of the B Options through a broker; in which case, upon mandatory exercise, the employee receives the EUR 1 gain per option (and amounts sufficient to repay the loan) from the sale (through the broker) of shares received by the employee.

Accordingly, the exercise of the B Options prior to the ASML’s share price reaching the Mandatory Exercise Level is entirely at the discretion and within the control of the employee, and at no time does ASML assume responsibility for redemption of the loan or the B Options. Therefore, ASML believes that the employee carries all the risks and rewards relating to the B Options.

Securities and Exchange Commission
July 6, 2007

In assessing the classification of the B Options, ASML considered the guidance in paragraphs 28 through 35 of SFAS 123(R) as follows:

Paragraph 29 of SFAS 123(R) requires that, unless paragraphs 30 through 35 of SFAS 123(R) require otherwise, an entity shall apply the classification criteria in paragraphs 8 through 14 of SFAS 150 in determining whether to classify as a liability a freestanding financial instrument given to an employee in a share-based payment transaction. ASML believes that the B Options should not be classified as a liability based on the following assessment of paragraphs 8 through 14 of SFAS 150:
•	The B Options do not represent mandatorily redeemable financial instruments since the B Options do not embody an unconditional obligation requiring ASML to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur;
•	The B Options do not embody or represent an obligation for ASML to repurchase shares; and
•	The B Options do not embody or represent an obligation for ASML to issue a variable number of shares.

Further to the assessment of paragraph 29 of SFAS 123(R) indicated above, ASML believes that the B Options should not be classified as a liability based on the following assessment of paragraphs 30 through 35 of SFAS 123(R):
•	Paragraph 30 of SFAS 123(R): The deferral of the effective date of certain provisions of SFAS 150 included in FSP FAS 150-3 and referred to in paragraph 30 of SFAS 123(R) are not relevant to the B Options, since ASML did not qualify for the deferral provisions of FSP FAS 150-3;
•	Paragraph 31 of SFAS 123(R): The B Options do not embody or represent any repurchase feature or cash settlement option which either (i) permits the employee to avoid the risks and rewards normally associated with share ownership or (ii) would make it probable that ASML would prevent the employee from bearing those risks and rewards for a reasonable period of time.
•	Paragraph 32 of SFAS 123(R): The B Options should not be classified as liabilities because the underlying shares are not classified as liabilities and the B Options cannot be required under any circumstances to be settled by transferring cash or other assets.

Securities and Exchange Commission
July 6, 2007

•	Paragraph 33 of SFAS 123(R): The B Options are not indexed to a factor in addition to the entity’s share price.
•	Paragraph 34 of SFAS 123(R): The accounting for the B Options reflects the substantive terms of the B Options and any related arrangement.
•	Paragraph 35 of SFAS 123(R): The substantive terms of the B Options permit employees to effect a broker-assisted cashless exercise of the B Options through a broker that satisfies the following criteria:
•	The cashless exercise requires a valid exercise of the B Options;
•	The employee is the legal owner of the shares subject to the B Options (even though the employee does not pay the exercise price before the sale of the shares subject to the B Options).
     Accordingly, ASML believes that the B Option is properly accounted for as equity and has accounted for the awards as such.
* * * *
     Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile 011 44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on 011 44 207 519 7171, or in my absence James McDonald on 011 44 207 519 7183, Peter van den Oord of ASML Holding N.V. on 011 31 40 268 5041 or Alfred Popken of Deloitte & Touche L.L.P. on 212 436 3693.
Sincerely,
/s/ Richard A. Ely
Richard A. Ely

cc:	Securities and Exchange Commission
Kristin Lochhead
Martin James

ASML Holding N.V.
Peter Wennink
Robert Roelofs
Bert Savonije
Peter van den Oord

Deloitte Accountants B.V./Deloitte & Touche L.L.P.
Jan Bune
Pieter van de Goor
Alfred Popken